SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE 13G
                                 (Rule 13d-102)
 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13D-1(B) (C),
           AND (D) AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(b)

                               (Amendment No. 2)(1)

                           Onyx Pharmaceuticals, Inc.
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                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
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                         (Title of Class of Securities)

                                    683399109
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                                 (CUSIP Number)

                                December 31, 2003
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             (Date of Event Which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

      |_|   Rule 13d-1 (b)
      |X|   Rule 13d-1 (c)
      |_|   Rule 13d-1 (d)

      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilites of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 683399109                    13G
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1.    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Joseph Edelman
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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [_]
                                                                         (b) [X]

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3.    SEC USE ONLY


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4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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               5.    SOLE VOTING POWER

                     2,083,043
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  NUMBER OF    6.    SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       7.    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            2,083,043
    WITH       -----------------------------------------------------------------
               8.    SHARED DISPOSITIVE POWER

                     0
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9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,083,043
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10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)
                                                                             [_]

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11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      7.04%
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12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN
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      Item 1(a). Name of Issuer:

      Onyx Pharmaceuticals, Inc.

      Item 1(b). Address of Issuer's Principal Executive Offices:

      3031 Research Drive
      Richmond, California 94806

      Item 2(a). Name of Person Filing:

      This Schedule 13G is being filed with respect to shares of Common Stock of the Issuer which are beneficially owned by Joseph Edelman. See Item 4 below.

      Item 2(b). Address of Principal Business Office, or, if None, Residence:

      c/o First New York Securities, LLC
      850 Third Avenue, 8th Floor
      New York, NY 10022

      Item 2(c). Citizenship:

      Mr. Edelman is a United States Citizen.

      Item 2(d). Title of Class of Securities:

      Common Stock, $0.001 par value per share

      Item 2(e). CUSIP NUMBER:

      683399109

      Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person Filing is a:

(a)   |_| Broker or dealer registered under Section 15 of the Act.

(b)   |_| Bank as defined in Section 3(a)(6) of the Act.

(c)   |_| Insurance Company as defined in Section 3(a)(19) of the Act.

(d) |_| Investment Company registered under Section 8 of the Investment Company Act.

(e)   |_| Investment Adviser in accordance with Sec. 240.13d-1(b)(1)(ii)(E).

(f) |_| Employee Benefit Plan or Endowment Fund in accordance with Sec. 240.13d"1(b)(1)(ii)(F).

(g)   |_| Parent holding company, in accordance with Sec. 240.13d-1(b)(ii)(G).

(h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

(j)   |_| Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(J).

      If this statement is filed pursuant to Sec. 240.13d01(c), check this box
      |X|

Item 4. Ownership.

      (a)   Amount beneficially owned:

            2,083,043 (comprised of (i) 1,697,572 shares and warrants to purchase 185,185 shares held by Perceptive Life Sciences Master Fund Ltd., a Cayman Island company, the investment manager of which is Perceptive Advisors LLC, a Delaware limited liability company, of which Mr. Edelman is the managing member and (ii) 200,286 shares held in a trading account of First New York Securities, LLC, of which account Mr. Edelman has sole voting and dispositive power).

      (b)   Percent of class:

            7.04%

      (c)   Number of shares as to which such person has:

            (i)   Sole power to vote or to direct the vote             2,083,043

            (ii)  Shared power to vote or to direct the vote                   0

            (iii) Sole power to dispose or to direct the disposition of
                                                                       2,083,043

            (iv)  Shared power to dispose or to direct the disposition of      0

Item 5. Ownership of Five Percent or Less of a Class.

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the Beneficial owner of more than five percent of the class of securities, check the following |_|.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

      Other persons have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, certain of the shares reported herein. In that regard, Mr. Edelman is the managing member of Perceptive Advisors LLC, the investment manager of Perceptive Life Sciences Master Fund Ltd. ("Perceptive"). Accordingly, Perceptive has the right to receive and the power to direct the receipt of, dividends and the proceeds from the sale of the shares reported herein that are held by Perceptive.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Reported on by the Parent Holding Company or Control Person.

See Item 4(a) above, which is incorporated by reference herein.

Item 8. Identification and Classification of members of the Group.

      Not applicable.

Item 9. Notice of Dissolution of Group.

      Not applicable.

Item 10. Certification.

         By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and correct.

                                                       February 5, 2004
                                              ----------------------------------
                                                            (Date)


                                                      /s/ Joseph Edelman
                                              ----------------------------------
                                                         (Signature)

                                                        Joseph Edelman
                                              ----------------------------------
                                                         (Name/Title)